FIRST AMENDMENT TO THE CINTAS PARTNERS' PLAN
                         TRUST AGREEMENT
            (AMENDED AND RESTATED AS OF JUNE 1, 1993)


     THIS FIRST AMENDMENT, made and executed this _________ day of ____________, 1994, by CINTAS CORPORATION (hereinafter referred to as the "Company").


                       W I T N E S S E T H:

     WHEREAS, the Company maintains the Cintas Partners' Plan
(the "Plan") to provide certain retirement benefits to its Employees and to enable its Employees to acquire stock ownership interest in the Company;

     WHEREAS, the Company entered into a Trust Agreement with The
Fifth Third Bank (the "Trustee");

     WHEREAS, Section 4.7 of the Trust allows the Company to modify, alter or amend the Trust, in whole or in part, in accordance with the expressed provisions of the Plan; and

     WHEREAS, the Plan has been amended to provide for the Participants to direct the investment of Before-Tax, Matching and 401(k) Rollover Contributions and the Company desires to amend the Trust to permit such direction by Participants.

     NOW, THEREFORE, the Trust is hereby amended as follows:

     1.   Section 2.1 of the Trust is deleted in its entirety.
In its place, the following is substituted:

          2.1 Creation of Trust. Profit Sharing, ESOP, Profit Sharing Rollover and Transfer Contributions (referred to collectively as the "Employer Contributions") shall be paid to the Trustee from time to time in accordance with the provisions of the Plan. All Employer Contributions and all investments thereof, together with all accumulations, accruals, earnings and income with respect thereto and amounts transferred from other tax qualified plans, shall be held by the Trustee in trust hereunder as the Trust Fund. The Trust Fund shall be invested by the Trustee pursuant to the provisions of this Article 2. The Plan Administrator may elect to permit Participant directed investments of the Employer Contributions or other contributions made to

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               the Plan including Before-Tax, Matching and 401(k)
               Rollover Contributions and may establish various Investment Funds as investment options for the Participants. In that event, the Plan Administrator will direct the Trustee to invest all contributions in the Investment Funds selected by the Participants. The Trustee from time to time, upon direction of the Plan Administrator, shall transfer cash in such amounts as the Plan Administrator may direct from any one of the Investment Funds to any other of the Investment Funds, as specified in the direction. The Trustee shall not be responsible for the maintaining of the records of Participants' Accounts under the Plan, for the administration of the Plan or for the computation of, or collection of, Employer contributions. The Trustee shall hold, invest, reinvest, manage, administer and distribute the Trust Fund, as directed by the Committee and as provided herein, for the exclusive benefit of Participants (and their Beneficiaries).

     2. Section 2.3 of the Trust is amended by deleting the first sentence in its entirety and replacing it with the following:

               Profit Sharing Contributions, After-Tax
               Contributions and Profit Sharing Rollover
               Contributions, and all earnings thereon, shall be invested and reinvested at the discretion of the Trustee.

     3. The effective date of this First Amendment shall be December 1, 1994.

     IN WITNESS WHEREOF, the Company has executed this FIRST
AMENDMENT and otherwise ratifies and approves in all other respects the Trust as of the day and year first above written.

WITNESSES:                         CINTAS CORPORATION


_________________________          By: __________________________

_________________________          Its:__________________________


213449.1